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Short Hills, N.J.
Sharon Mauer	St. Louis
212.398.8328	Washington, D.C.
smauer@sonnenschein.com	West Palm Beach

May 17, 2006

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millennium India Acquisition Company, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed April 10, 2006 File No. 333-133189

Ladies and Gentlemen:

We have received the Staff’s letter dated May 10, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

General

1. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in section 280 shall adopt a plan of distribution to which the dissolved corporation “(i) shall pay or make reasonable provision to pay all claims and obligations…(ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation…, are likely to arise or to become known to the corporation… within 10 years after the date of dissolution.” Please provide us with the legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders’ right to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company.

May 17, 2006

    Response

Reference is made to the additional disclosure in the second risk factor on page 15 and the second full paragraph on page 38 of the prospectus.

2. We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $7.76, or 97% of the per unit IPO price of $8.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that executive officers will be able to satisfy their indemnification obligations, as is also disclosed.

    Response

Reference is made to the revised disclosure in the second to last paragraph on the cover page and the first paragraph on page 9 of the prospectus.

3. Please disclose all steps the company has taken to confirm that executive officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.

    Response

The Company has obtained written representations from F. Jacob Cherian and Suhel Kanuga confirming that each is an “accredited investor” as defined by Rule 501 of Regulation D promulgated under the Securities Act, namely that each is a “natural person whose individual net worth, or joint net worth with that person’s spouse . . . exceeds $1,000,000.”

4. Please discuss the basis under federal securities laws by which the registrant may register for resale the securities to be issued in the proposed private placements immediately prior to the closing of the public offering contemplated in this registration statement. We may have further comment.

    Response

The Company intends to sell an aggregate of 140,000 shares and 2,187,500 warrants, at a price of $0.80 per warrant, to certain accredited investors (the “Stockholders’ Warrants”), for an aggregate purchase price of $1,750,000. It is contemplated that this private placement of

May 17, 2006

Stockholders’ Warrants will be consummated prior to the effectiveness of the Company’s registration statement in a transaction exempt from the registration requirements of the Securities Act by reason of the exemption afforded by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

The purchasers of the Stockholders’ Warrants will be required to enter into subscription agreements with the Company in which each such purchaser will irrevocably agree to purchase the Stockholders’ Warrants subject to a condition that will be out of such purchaser’s control, namely the Commission declaring the Registration Statement effective. Each of the purchasers of the Stockholders’ Warrants will have completed its investment decision prior to the effectiveness of the resale registration statement that will seek to register the Stockholders’ Warrants and the shares of Common Stock underlying the Stockholders’ Warrants for public resale under the Securities Act.

Furthermore, each of the purchasers of the Stockholders’ Warrants will be required to represent to the Company (i) that it has been advised that the Stockholders’ Warrants have not been registered under the Securities Act; (ii) that it is acquiring the Stockholders’ Warrants for its account for investment purposes only; (iii) that it has no present intention of selling or otherwise disposing of the Stockholders’ Warrants in violation of the securities laws of the United States; and (iv) that it is an “accredited investor.”

All of the proceeds received by the Company from these purchases of Stockholders’ Warrants will be placed in the trust account. The Stockholders’ Warrants will be identical to the Warrants included in the Offering Units and the Over-Allotment Units.

5. Please tell us the factors you considered in determining to value this offering at $80,000,000. Please indicate the factors that you considered in determining that you might need $77,600,000 in the trust fund to effect the business combination contemplated by the registration statement. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Tell us whether the company expects to obtain additional funding through other financing arrangements to acquire a target. If so, please explain. We may have further comment.

    Response

Reference is made to the section titled “Determination of the Offering Price” on page 28 of the prospectus.

Reference is made to the third full paragraph on page 2, the risk factor in the carryover paragraph on pages 18 and 19, the fourth paragraph on page 33 and the second paragraph on page 40 of the prospectus where we have revised disclosure relating to our ability to obtain additional financing.

May 17, 2006

6. We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to 80% of your net assets. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of your net assets. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

    Response

Reference is made to the third full paragraph on page 2, the risk factor in the carryover paragraph on pages 18 and 19, the fourth paragraph on page 33 and the second paragraph on page 40 of the prospectus where we have revised disclosure relating to our ability to obtain additional financing.

7. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers, directors and the special advisors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known.

    Response

Reference is made to the fourth full paragraph on page 2, the third full paragraph on page 7, the first full paragraph on page 26, the third full paragraph on page 39 and the last paragraph on page 53 of the prospectus.

8. Further discuss in an appropriate place the company’s expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management and/or directors will be able to maintain their positions with the company post-business combination.

    Response

Reference is made to the risk factor in the carryover paragraph on pages 17 and 18 of the prospectus. Following the consummation of a business combination, our existing management team and directors will take on roles which they believe are in the best interest of the Company and its shareholders. These roles will depend on the specific needs and attributes of the business combination and the outcome of negotiations with the controlling persons of the acquisition

May 17, 2006

target. Consequently, the respective roles of the Company’s management and directors in the Company’s post-business combination operations cannot be predicted. Each of such persons may continue in his current role, may accept a reduced role or may resign.

9. We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if two conditions are met which include public stockholders owning less than 20% of the shares in this offering both vote against the business combination and exercise their conversion rights. Please explain whether the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination.

    Response

The 20% threshold cannot be lowered by the Company. Article Fifth (A) of the Amended and Restated Certificate of Incorporation states that the Corporation shall not consummate a business combination if 20% or more in interest of the holders of IPO shares exercise their conversion rights. This provision (A) will apply during the period commencing upon the filing of the Certificate of Incorporation and terminating upon the consummation of any business combination. This provision (A) may not be amended during the period from the effectiveness of the Registration Statement and the first to occur of (i) a business combination or (ii) the Company’s termination date, without the approval of at least a majority of the shareholders vote.

10. Please clarify whether you will be registering your securities for sale with any state. If so, prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

    Response

The Company is not registering its securities for sale in any state, based on the expectation that the Company’s securities will be authorized for listing upon the American Stock Exchange, which would obviate the need for such state registration, as such securities would be deemed “covered securities” under Section 18(b)(1)(A) of the Securities Act of 1933.

May 17, 2006

11. Please include a section titled “Determination of Offering Price” as required by Item 505 of Regulation S-K.

    Response

Reference is made to the disclosure on page 28, “Determination of Offering Price.”

12. In the prospectus summary section and the proposed business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found.

    Response

Reference is made to the revised disclosure on pages 1, 35 and 36. We are furnishing to you, under separate cover, support for each of the statements made on the abovementioned pages.

13. You state that the underwriters have the right to consent before the company can exercise their redemption right. You indicate that there may be conflicts of interest that result from such right. Please expand this discussion.

    Response

Reference is made to the revised disclosure in the carryover paragraph on pages 4 and 5 and the second to last paragraph on page 62 of the prospectus.

Prospectus Cover Page

14. Please explain what you mean by the phrase “innovative cross-border growth opportunities.” Please also provide support for the statement or delete it.

    Response

We have deleted all references to “innovative cross-border growth opportunities.”

15. You state that you “currently do not intend to seek a target business that is primarily engaged in either business or knowledge process outsourcing.” Please explain

May 17, 2006

whether your target business could change from the target categories listed and the circumstances under which such a change could occur.

Response

Reference is made to the revised language in the first paragraph on the cover page of the prospectus.

Prospectus Summary, page 1

The Offering page 3

16. On page 5, please confirm that the statement “or in the event less than 20% of our public stockholders elect to convert their shares of common stock in connection with our initial business combination” is correct. We believe it should state “in the event more than 20% of our public stockholders elect to convert.”

Response

Reference is made to the corrected disclosure in the second full paragraph on page 5 under the heading “Offering proceeds to be held in trust” of the prospectus.

17. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement “unless Ladenburg Thalmann & Co. Inc. determines that an earlier date is acceptable.” If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.

Response

Reference is made to the disclosure in the first full paragraph on page 3 of the prospectus. The Company will file a Current Report on Form 8-K to notify investors of any acceleration.

May 17, 2006

18. On page 6, please further define “cashless basis.”

Response

Reference is made to the revised disclosure in the carryover paragraph on pages 6 and 7 of the prospectus.

19. On page 7, please explain how “all of the purchasers of these privately placed units have waived their right to receive distributions upon our liquidation.” if the purchasers have not yet been identified.

Response

Reference is made to the revised disclosure in the second full paragraph on page 7 of the prospectus.

Risk Factors, page 11

20. In risk factor 13, please expand upon the type of global financing you would need to help fund your business combination in case a larger percentage of stockholders exercise their conversion rights than expected.

Response

Reference is made to the revised disclosure in the risk factor in the carryover paragraph on pages 15 and 16 of the prospectus.

21. You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. We note risk factor 20 regarding compliance with the Sarbanes-Oxley Act of 2002. Please remove the risk factor or revise to cite a particular risk.

Response

Reference is made to the revised disclosure in the risk factor in the third full paragraph on page 18 of the prospectus and the removal of the risk factor relating to the North American Securities Administrators Association, Inc. Statement of Policy on development stage companies. We note that we have only included those risk factors we believe to be pertinent to the Company and this offering.

May 17, 2006

22. In risk factor 23 on page 19, “[i]f we are deemed to be an investment company .,” please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

Response

Reference is made to the revised disclosure in the risk factor in the third full paragraph on page 19 of the prospectus.

23. In risk factor 27, you state that you will apply to have your securities listed on the American Stock Exchange upon consummation of this offering. However, on the prospectus cover page you indicate that you have already applied. Please clarify. Also, please expand upon the discussion of the consequences of your stock being determined to be a “penny stock.”

Response

Reference is made to the revised disclosure in the risk factor in the carryover paragraph on pages 20 and 21 and the risk factor in the second full paragraph on page 21 of the prospectus. We have added the disclosure requested by the Staff in the second full paragraph on page 21, but respectfully question the need for such disclosure in light of the fact that the only circumstance in the proximate future that could cause the Company’s shares of common stock to be categorized as “penny stock” would be upon the liquidation of the trust with a resultant dilution of the Company’s net tangible assets below $5 million. However, should this event occur, the Company’s public shareholders would receive a cash distribution in exchange for their respective shares and the Company would cease to be a publicly traded concern.

24. In risk factor 31, please clarify the statement that “[t]he Indian government also regulates investments in certain other sectors (e.g. banking) by increasing the amount of ownership over time,” by identifying to whose ownership you are referring.

Response

Reference is made to the revised disclosure in the risk factor in the carryover paragraph on pages 22 and 23 of the prospectus.

May 17, 2006

Use of Proceeds, page 24

25. Please add a line in the use of proceeds table indicating the total of the noted offering expenses

Response

Reference is made to the revised disclosure in the use of proceeds table on page 25 of the prospectus.

26. In the use of proceeds table, working capital-funded from interest earned on monies held in trust, we note the line item of $650,000 for “[1]ega1, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination.” Please explain these expenses in more detail. We also note another line item of $500,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence. You state “[w]e intend to use the working capital for ... due diligence, legal, accounting, and other expenses of structuring and negotiating business combinations, and deposits, down payments and/or funding of “no shop” provisions in connection with business combinations as well as for reimbursement of any out-of-pocket expenses incurred by our existing stockholders in connection with activities undertaken on our behalf as described below.” Please clearly indicate whether any of the reimbursements to stockholders will be for their payments to third parties for third parties’ performance of due diligence.

Response

Reference is made to the revised disclosure in the use of proceeds table on page 25 and the third full paragraph on page 33 of the prospectus.

May 17, 2006

27. Please discuss in the appropriate sections of the prospectus the office space that the company will utilize in India including any expenses to the company.

Response

The Chief Executive Officer and Chief Financial Officer will relocate to India after the effective date of the Registration Statement, as disclosed in the last bullet point on page 1 and the first bullet point on page 36 of the prospectus. They anticipate renting office space in India closer to the date of their departure for, or shortly after, their arrival in such country. Any other expenses relating to their relocation will be incidentals such as utilities and office supplies. Please see the disclosure in the last paragraph on page 44 of the prospectus pertaining to their anticipation that any lease will be with a non-affiliated party.

Capitalization, page 27

28. Please reconcile the notes payable entry of $62,500 with the statement made throughout the document that your founders have advanced an aggregate of $125,000 to you.

Response

Reference is made to the revised disclosure in the section titled “Capitalization” on page 29 of the prospectus and Note 9 on page F-12 to the corresponding notes to the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations. page 30

29. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

Response

The underwriters are working with the NASD to seek the NASD’s clearance of the proposed underwriter compensation arrangements. Such clearance has not yet been obtained. The Company confirms that it will provide the Staff with a letter from the NASD confirming that it has no objection to such compensation before the Company seeks acceleration of effectiveness of the registration statement.

May 17, 2006

Proposed Business Page 33

Our Competitive Strength and Strategies page 33

30. Please provide support or specific references for the statistics used in this section and in the Identification of Industry Sectors section on pages 34-35 and summarize the support in the prospectus. Please also provide references to the documents that are cited and state whether they are publicly available. If not publicly available, please provide staff with copies.

Response

Reference is made to the revised disclosure on pages 35 and 36 of the prospectus. We are furnishing to you under separate cover, support for each of the statements made on the abovementioned pages.

Effecting a business combination, page 35

31. Please confirm that the risks identified in this section are included in your risk factor section.

Response

We confirm that the risks identified in this section are included in the risk factors section of the prospectus.

General, page 35

32. Please describe the type of outside financing you plan to use in effecting a business combination.

Response

Reference is made to the revised disclosure in the second full paragraph on page 40 of the prospectus.

May 17, 2006

We have not identified a target business, page 35

33. Please indicate whether your special advisors are included in the statement “none of our officers, directors, promoters or affiliates has had any contract [sic] or discussions with representatives of any other company regarding a potential merger….”

Response

Reference is made to the revised disclosure in the last full paragraph on page 39 of the prospectus.

Sources of Target Business, page 36

34. We note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either “solicited or unsolicited.” Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search.

Response

Reference is made to the revised disclosure in the first full paragraph on page 38 of the prospectus.

Fair market value of target business, page 37

35. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Response

Reference is made to the revised disclosure in the first paragraph on page 40 of the prospectus. We note the Staff’s comment, but in light of this revised disclosure, we respectfully submit that it is not necessary to add a risk factor relating to such disclosure.

May 17, 2006

Conversion rights, page 39

36. Please define “promptly” in the statement “[i]t is anticipated that the funds to be distributed to stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of a business combination.”

Response

Reference is made to the revised disclosure in the carryover paragraph on pages 41 and 42 of the prospectus.

Liquidation if no business combination, page 39

37. Please define “promptly” in the statement “[w]e will promptly instruct the trustee to commence liquidating the investments constituting the trust account after the expiration of the applicable 18-month or 24-month period.”

Response

Reference is made to the revised disclosure in the last full paragraph on page 42 of the prospectus.

Comparison to Offerings of Blank Check Companies, page 42

38. In the table, please include a discussion that compares the terms of this offering with the terms under Rule 419 with respect to the shareholders’ rights to receive interest earned from the funds held in escrow.

Response

Reference is made to the revised disclosure in the last table entry on page 48 of the prospectus.

Management, page 45

39. Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

May 17, 2006

Response

Reference is made to the revised disclosure on pages 50 - 51 of the prospectus.

40. Please tell us whether Kishore Mirchandani is or has been affiliated with Tristar Products Inc. of Parsippany, NJ.

Response

We are aware of that certain FTC proceeding involving Tristar Products Inc. and have received a written representation from Kishore Mirchandani that he is not the same Kishore “Keith” Mirchandani in that proceeding, and is not and has never been affiliated with Tristar Products Inc. of Parsippany, NJ.

Special Advisors, page 47

41. Please provide the ages of the Special Advisors.

Response

Reference is made to the revised disclosure on pages 51 - 52 of the prospectus.

Trinity Partners Acquisition Company Inc., page 49

42. Please define “spotcharter market.” Please also identify Freeseas’ NASDAQ symbol.

Response

Reference is made to the revised disclosure in the fifth bullet point on page 53 of the prospectus.

Principal Stockholders, page 53

43. In the table, please account for the fact that directors and officers own less than 100% of the stock before the offering. Please also reconcile the 18.6% owned by directors and officers after the offering with the 16.2% cited in the paragraph below the table

May 17, 2006

Response

Reference is made to the revised disclosure to the “Principal Stockholders” table on page 57 of the prospectus and corresponding footnote 2. Reference is made to the revised disclosure in the second to last paragraph on page 57 of the prospectus.

Certain Relationships and Related Transactions, page 55

44. Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.

Response

There are no further benefits that will or may be received by any related parties in connection with or following any combination other than as disclosed in “Certain Relationships and Related Transactions.”

45. Please identify the promoters of the company. See Item 404(d) of Regulation S-K.

Response

Reference is made to the revised disclosure in the first full paragraph on page 60 of the prospectus. Messrs. Mirchandani, Cherian and Kanuga are deemed to be our “promoters” as the term is defined under the Federal securities laws.

Description of Securities, page 57

Common Stock, page 57

46. We note the statement “[i]n connection with the vote required for our initial business combination, all of our existing stockholders, including all of our officers and directors, as well as the holders of the private placement units, have agreed to vote the shares of common stock then owned by them, including any shares of common stock purchased in or following this offering, in accordance with the majority of the shares of common stock voted by the public stockholders other than our existing stockholders, officers, directors and holders of the private placement units.” Please clarify in light of the fact that the holders of the private placement units are currently unknown.

May 17, 2006

Response

Reference is made to the revised disclosure in the last paragraph on page 58 of the prospectus.

47. Please clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering (whether pursuant to the offering or pursuant to open market purchases) that the existing stockholder may vote against the proposed business combination and exercise his/her conversion rights in the event that the business combination transaction is approved by the requisite number of stockholders.

Response

Reference is made to the revised disclosure in the third full paragraph on page 41 and the third full paragraph on page 61.

48. On page 58, you state “[p]ublic stockholders who convert their stock to cash retain their warrants.” Please discuss whether this creates an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

Response

Reference is made to the second full paragraph on page 8 and the carryover paragraph on pages 61 and 62 of the prospectus. Public stockholders who convert their stock to cash will retain their warrants. Non-affiliates are not precluded from purchasing units, remitting their shares to receive a portion of the trust, and may thus benefit from the subsequent sale of the warrants they retain.

Financial Statements, page F-1

49. Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Response

The Staff’s comment is noted.

May 17, 2006

Note 8, Warrants and Option to Purchase Common Stock, Page F-11

50. Please revise MD&A and the footnotes to discuss your basis for the estimate of expected volatility of 37.566%.

Response

Reference is made to the revised disclosure in the last full paragraph on page 34, the second full paragraph on page 67 and the second full paragraph on page F-12 of the prospectus.

Exhibits

51. We note disclosure in the Fifth Article, in the Amended and Restated Certificate of Incorporation of Millennium India Acquisition Company Inc., that states “[t]he following provisions (A) through (D) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any “Business Combination,” and may not be amended during the “Target Business Acquisition Period” (emphasis added). Please explain the impact or potential impact that the provision in the Certificate of Incorporation may have on investors in this offering.

Response

Reference is made to pages 41 - 42 of the prospectus, relating to stockholder conversion rights and liquidation of the corporation. Article Fifth may not be amended during the period from the effectiveness of the Registration Statement and the first to occur of (i) a business combination or (ii) the Company’s termination date, without the approval of at least a majority of the shareholders vote.

Exhibit 23.1

52. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Response

The Staff’s comment is noted. Reference is made to the consent of the independent registered public accounting firm, dated May 16, 2006.

* * * * *

May 17, 2006

Three marked copies of Amendment No. 1 to the Registration Statement are enclosed herewith.

We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Sharon Mauer at 212-398-8328. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Very truly yours,

/s/ Sharon K. Mauer

Sharon K. Mauer

SKM:ndc

Enclosure